SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C.  20549


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	  NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
	     UNDER THE INVESTMENT COMPANY ACT OF 1940


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		     PORTFOLIO PARTNERS, INC.
		     ------------------------

		     Exact Name of Registrant

		     NOTIFICATION OF ELECTION

		The undersigned registered open-end management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself, with respect to shares of its series: MFS Emerging Equities Portfolio, MFS Research Growth Portfolio, MFS Value Equity Portfolio, Scudder International Growth Portfolio and T. Rowe Price Growth Equity Portfolio, to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

			    SIGNATURE

		Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Hartford and the State of Connecticut on the 8th day of August, 1997.

			   Signature:   Portfolio Partners, Inc.
					(Name of Registrant)


				  By:   /s/Amy. R. Doberman
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					Amy R. Doberman
					Secretary

Attest:  /s/Martin T. Conroy
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	 Martin T. Conroy
	 Vice President